EXHIBIT 99.1

TransAlta Reports First Quarter 2024 Results

CALGARY, Alberta, May 03, 2024 (GLOBE NEWSWIRE) --

TransAlta Corporation (“TransAlta” or the “Company”) (TSX: TA) (NYSE: TAC) today reported its financial results for the first quarter ended March 31, 2024, demonstrating strong operational and financial performance and reaffirming its 2024 outlook.

First Quarter 2024 Financial Highlights

TransAlta’s first quarter results exceeded our expectations given the anticipated decline in Alberta spot power prices to $99 per MWh in 2024, as compared to elevated spot power prices of $142 per MWh in 2023. The 30 per cent decline in spot prices year over year was primarily due to milder weather, lower natural gas prices and incremental generation from the addition of new wind and solar supply in the market. Highlights for the quarter include:

  Adjusted EBITDA(1) of $328 million, compared to $503 million for the same period in 2023
  Free Cash Flow ("FCF")(1) of $206 million or $0.67 per share, compared to $263 million or $0.98 per share for the same period in 2023
  Earnings before income taxes of $267 million, compared to $383 million for the same period in 2023
  Net earnings attributable to common shareholders of $222 million, compared to $294 million for the same period in 2023
  Cash flow from operating activities of $244 million, a decrease of $218 million for the same period in 2023
  The return of $53 million of capital to shareholders year to date through the buyback of 5.9 million common shares constituting 35 per cent of the Company's previously announced 2024 enhanced share repurchase program of up to $150 million

Other Business Highlights and Updates

  Achieved commercial operation of the 100 MW White Rock West wind facility on Jan. 1, 2024 and the 200 MW White Rock East wind facility on April 22, 2024
  Completed the Mount Keith 132kV expansion on Feb. 29, 2024
  Advanced commissioning of the 200 MW Horizon Hill wind facility to its final stages
  Achieved strong operational adjusted availability of 92.3 per cent
  Paused greenfield growth projects in Alberta pending clarity on the impact of new market regulations announced by the Government of Alberta
  Signed the 2024 Bow River Basin water sharing memorandum of understanding in preparation for potential lower water conditions in southern Alberta
  Announced the transition of its Executive Vice President, Finance and Chief Financial Officer ("CFO") with the retirement of Todd Stack effective June 30, 2024 and the appointment of Joel E. Hunter as Executive Vice President, Finance and CFO effective July 1, 2024

"Our first quarter results demonstrate the value of our asset optimization and hedging strategies, supported by our strong operating capabilities. We continue to perform well while managing through the evolving markets of our operating portfolio, illustrating the advantage of our diversified fleet," said Mr. John Kousinioris, President and Chief Executive Officer of TransAlta.

"We are confident that we will reach our 2024 guidance given the performance of our growing generating portfolio. We do not believe that our strong free cash flow results in the first quarter, and our expectations for the balance of 2024, are reflected in the current trading price of our common shares. As a result, we will continue to use share repurchases as part of our capital allocation strategy. Year to date, we have deployed $53 million towards share repurchases, which is approximately 35 per cent of our $150 million share repurchase target or $0.17 per share in value to shareholders," added Mr. Kousinioris.

"We are focused on making balanced capital allocation decisions that enhance value for our shareholders as we execute the next stage of our aspirational Clean Electricity Growth Plan. Given the recent announcements on market changes from the Government of Alberta, we have decided to pause greenfield development in Alberta until the full impact of the Restructured Energy Market is understood. Our focus will shift to our other core jurisdictions, the United States and Western Australia, where we will look to secure appropriate risk-adjusted returns within stable markets."

"The interim regulations to be adopted by the Government of Alberta effective July 1, 2024 in relation to market power mitigation and the supply cushion in the province remain in effect until Nov. 30, 2027 and are not expected to have a significant impact on our Company. We believe market prices and offer behaviour will be driven primarily by preexisting demand and supply fundamentals, which are already reflected in the weaker pricing conditions expected over the period of time that the regulations will be in place," added Mr. Kousinioris.

Key Business Developments

White Rock Wind Facilities Achieve Commercial Operation

On Jan. 1, 2024, the 100 MW White Rock West wind facility achieved commercial operation. On April 22, 2024, the 200 MW White Rock East wind facility was also commissioned. The White Rock wind facilities are located in Caddo County, Oklahoma and are contracted under two long-term PPAs with Amazon for the offtake of 100 per cent of the generation from the facilities. The Company's wind generating portfolio in the US now totals 819 MW in gross installed capacity.

Bow River Basin Memorandum of Understanding

On April 19, 2024, the Company announced it had signed a voluntary water-sharing memorandum of understanding with over thirty other water licence holders in the Bow River Basin. The Government of Alberta continues to anticipate and prepare for lower water conditions this summer with specific concerns in southern Alberta where agriculture could be impacted by water shortages. The Government of Alberta is leading efforts to coordinate water usage among water licence holders for Alberta river basins in an effort to ensure licensees get the water they need as opposed to the water to which they are entitled. In recognition of the unique role the Company plays in managing water flows while also serving as a key provider to Alberta's electricity grid, we look forward to working with the Government and downstream stakeholders to maximize water storage in the early season to help mitigate any anticipated drought conditions. We anticipate the Company's water management efforts will not have an adverse impact on our electricity generating and environmental objectives.

Annual Shareholder Meeting

The Honourable Rona Ambrose did not stand for reelection and retired from the Board of Directors ("Board") following the annual shareholder meeting on April 25, 2024. The Board extends its gratitude for her service to the Company. She has been a valuable contributor to the Board since 2017 and we thank her for her leadership and insight, including her contributions as Chair of the Governance, Safety and Sustainability Committee of the Board.

At the annual general meeting of the holders of common shares of TransAlta, the Company received strong support on all items of business, including the election of all 12 directors and Say on Pay.

TransAlta Announced Retirement of CFO and Appointment of New CFO

On April 11, 2024, the Company announced the retirement of Todd Stack, Executive Vice President, Finance and Chief Financial Officer from the Company, effective June 30, 2024. The Board expresses its deep appreciation to Mr. Stack for his contributions during his 34-year career with the Company. Mr. Joel E. Hunter will be appointed as Executive Vice President, Finance and CFO effective July 1, 2024.

Normal Course Issuer Bid ("NCIB") and Automatic Share Purchase Plan ("ASPP")

TransAlta is committed to enhancing shareholder returns through appropriate capital allocation such as share buybacks and its quarterly dividend. The Company previously announced an enhanced common share repurchase program for 2024 of up to $150 million, targeting up to 42 per cent of 2024 FCF guidance being returned to shareholders in the form of share repurchases and dividends.

The Company also previously announced that it had received approval from the Toronto Stock Exchange (“TSX”) to purchase up to 14,000,000 of its common shares during the 12-month period that commenced on May 31, 2023 and will terminate on May 30, 2024. The Company intends to renew the NCIB in May 2024.

On March 19, 2024, the Company entered into an ASPP to facilitate repurchases of TransAlta’s common shares under its NCIB.

Under the ASPP, the Company’s broker may purchase common shares from the effective date of the ASPP until the termination of the ASPP. All purchases of common shares made under the ASPP will be included in determining the number of common shares purchased under the NCIB. The ASPP will terminate on the earliest of the date on which: (a) the maximum purchase limits under the ASPP are reached; (b) May 3, 2024; or (c) the Company terminates the ASPP in accordance with its terms.

During the three months ended March 31, 2024, the Company purchased and cancelled a total of 3,460,300 common shares, at an average price of $9.36 per common share, for a total cost of $32 million.

Mount Keith 132kV Expansion Complete

The Mount Keith 132kV expansion project was completed during the first quarter of 2024. The expansion was developed under the existing power purchase agreement with BHP Nickel West ("BHP"), which has a term of 15 years. The expansion will facilitate the connection of additional generating capacity to the transmission network which supports BHP's operations and increases its competitiveness as a supplier of low-carbon nickel.

Production Tax Credit ("PTC") Sale Agreements

On Feb. 22, 2024, the Company entered into a 10-year transfer agreement with an AA- rated customer for the sale of approximately 80 per cent of the expected PTCs to be generated from the White Rock and the Horizon Hill wind projects. The expected annual average EBITDA from these contracts is approximately $57 million (US$43 million).

First Quarter 2024 Highlights

$ millions, unless otherwise stated	Three months ended
	March 31, 2024	March 31, 2023
Operational information
Adjusted availability (%)	92.3	92.0
Production (GWh)	6,178	5,972
Select financial information
Revenues	947	1,089
Adjusted EBITDA(1)	328	503
Earnings before income taxes	267	383
Net earnings attributable to common shareholders	222	294
Cash flows
Cash flow from operating activities	244	462
Funds from operations(1)	239	374
Free cash flow(1)	206	263
Per share
Net earnings per share attributable to common shareholders, basic and diluted	0.72	1.10
Funds from operations per share(1),(2)	0.78	1.40
FCF per share(1),(2)	0.67	0.98
Weighted average number of common shares outstanding	308	268

Segmented Financial Performance

$ millions	Three months ended
	March 31, 2024	March 31, 2023
Hydro	87	106
Wind and Solar	89	88
Gas	134	240
Energy Transition	26	54
Energy Marketing	20	39
Corporate	(28)	(24)
Total adjusted EBITDA	328	503
Earnings before income taxes	267	383

First Quarter 2024 Financial Results Summary

For the three months ended March 31, 2024, the Company demonstrated strong financial and operational performance and is on track to meet its 2024 Outlook, due to active management of our merchant portfolio and hedging strategies, which included higher production in the Hydro and Gas segments.

Production for the renewables fleet for the three months ended March 31, 2024, was 1,849 GWh compared to 1,503 GWh for the same period in 2023, an increase of 346 GWh or 23 per cent, primarily due to:

  Production from new facilities, including the White Rock West wind facility commissioned in January 2024 and the Garden Plain wind facility commissioned in August 2023;
  The return to service of the Kent Hills wind facilities, completed in the first quarter of 2024;
  Precommissioning production from the White Rock East wind facility and the Horizon Hill wind project, partially offset by lower wind resource in Alberta; and
  Higher hydro production due to significant demand resulting from periods of extreme cold conditions in Alberta.

Total production for the three months ended March 31, 2024, was 6,178 GWh compared to 5,972 GWh for the same period in 2023, an increase of 206 GWh or 3 per cent, primarily due to:

  Higher production of 356 GWh or 11 per cent from the gas segment driven primarily by the Sarnia facility as market conditions were favourable, which enabled higher dispatch resulting in higher merchant production to the Ontario grid;
  Higher production from our renewables fleet discussed above; partially offset by
  Negatively impacted production of 801 GWh, a decrease of 496 GWh or 38 per cent, from the Energy Transition segment compared to the same period in 2023, primarily due to higher unplanned outage hours and increased economic dispatch at the Centralia facility.

Adjusted availability for the three months ended March 31, 2024, was 92.3 per cent, compared to 92.0 per cent in the same period in 2023, an increase of 0.3 per cent, primarily due to:

  The return to service of the Kent Hills wind facilities;
  Lower unplanned outages in the Wind and Solar segment, partially offset by;
  Unplanned outages at Centralia Unit 2 in the Energy Transition segment;
  Unplanned outages at Sundance Unit 6 and the Australia gas facilities; and
  Planned major maintenance outages in the Hydro segment.

Adjusted EBITDA for the three months ended March 31, 2024, was $328 million compared to $503 million in 2023, a decrease of $175 million, or 35 per cent. Although overall results were in line with expectations for the year, the major factors impacting adjusted EBITDA compared to the same period of 2023 are summarized below:

  Hydro adjusted EBITDA decreased by $19 million, or 18 per cent, compared to the same period in 2023, primarily due to lower realized gains on forward contracts and lower realized power and ancillary services prices in the Alberta market, partially offset by higher production due to significant demand in periods of extreme cold temperature conditions in Alberta, and higher sales of environmental attributes to third parties;
  Wind and Solar adjusted EBITDA increased by $1 million, or 1 per cent, compared to the same period in 2023 primarily due to higher environmental attribute revenues, higher production from the return to service of the Kent Hills wind facilities, the commercial operation of the Garden Plain and White Rock West wind facilities and the Northern Goldfields solar facilities, partially offset by lower realized power prices in Alberta and weaker wind resource across the Alberta operating fleet;
  Gas adjusted EBITDA decreased by $106 million, or 44 per cent, compared to the same period in 2023, primarily due to lower realized power and ancillary prices from the Alberta merchant fleet driven by lower spot prices and the impact of lower-priced hedge contracts, lower capacity payments in 2024 for Southern Cross Energy in Australia due to the scheduled conclusion on Dec. 31, 2023 of the demand capacity charge under the applicable contract, higher fuel and purchased power from higher production, increased carbon costs and higher OM&A expenses mainly due to increased salary escalations, partially offset by the commencement in March 2024 of capacity payments from the Mount Keith 132kV expansion and lower natural gas commodity costs;
  Energy Transition adjusted EBITDA decreased by $28 million, or 52 per cent, compared to 2023, primarily due to lower production from higher unplanned outages at Centralia Unit 2 and increased economic dispatch due to lower market prices, partially offset by lower fuel costs from lower production volumes;
  Energy Marketing adjusted EBITDA decreased by $19 million, or 49 per cent, compared to the same period in 2023, but is in line with management expectations primarily due to lower realized settled trades in the first quarter of 2024 on market positions in comparison to the prior period, partially offset by lower OM&A due to lower incentives; and
  Corporate adjusted EBITDA decreased by $4 million, or 17 per cent, compared to the same period in 2023, primarily due to increased spending to support strategic and growth initiatives.

Cash flow from operating activities totalled $244 million for the three months ended March 31, 2024, compared to $462 million in the same period in 2023, a decrease of $218 million, or 47 per cent, primarily due to:

  Lower gross margin on lower revenues and higher carbon compliance costs;
  Lower current income tax expense due to decrease in earnings before tax; and
  Lower accounts payable and accrued liabilities and higher collateral provided as a result of market price volatility, partially offset by lower accounts receivable from lower revenues and higher collateral received related to derivative instruments.

Free Cash Flow totalled $206 million for the three months ended March 31, 2024, compared to $263 million for the same period in 2023, a decrease of $57 million, or 22 per cent. The major factors impacting free cash flow were:

  Lower adjusted EBITDA items as noted above;
  Lower current income tax expense due to lower earnings before tax;
  Lower sustaining capital expenditures due to the receipt of a lease incentive related to the relocation of the Company's head office; and
  Lower distributions paid to subsidiaries' non-controlling interests relating to the timing of distributions paid to TA Cogen and the cessation of distributions by TransAlta Renewables Inc. resulting in higher free cash flow.

Net earnings attributable to common shareholders totalled $222 million for the three months ended March 31, 2024, compared to $294 million in the same period in 2023, a decrease of $72 million, primarily due to:

  Lower adjusted EBITDA due to items discussed above; and
  Fluctuations in current and deferred tax expense with earnings before tax across the quarters.

Alberta Electricity Portfolio

The average spot power price per MWh for the three months ended March 31, 2024 was above the upper end of guidance but decreased from $142 per MWh in 2023 to $99 per MWh in 2024 primarily due to:

  Milder weather compared to the same period in 2023;
  Lower natural gas prices; and
  Higher generation from the additions of new wind and solar supply in the market compared to the prior period.

Gross margin for the three months ended March 31, 2024, was $231 million, a decrease of $118 million, compared to the same period in 2023. The decrease was primarily due to:

  The impacts of lower Alberta realized spot prices and lower fixed-price hedges; partially offset by
  Higher environmental attribute revenues.

Hedged volumes for the three months ended March 31, 2024, were 1,908 GWh at an average price of $88 per MWh compared to 2,046 GWh at an average price of $136 per MWh in 2023. Hedged production volumes for the three months ended March 31, 2024, decreased compared to the same period in 2023, primarily from fewer strategic hedges executed for the first quarter of 2024.

Liquidity and Financial Position

We expect to maintain adequate available liquidity under our committed credit facilities. As at March 31, 2024, we had access to $1.7 billion in liquidity, including $417 million in cash.

2024 Financial Guidance

The following table outlines our expectations on key financial targets and related assumptions for 2024:

Measure	2024 Target
Adjusted EBITDA	$1,150 million - $1,300 million
FCF	$450 million - $600 million
FCF per share	$1.47 - $1.96
Annual dividend per share	$0.24

The Company's outlook for 2024 may be impacted by a number of factors as detailed further below.

Market	2024 Assumptions
Alberta spot ($/MWh)	$75 to $95
Mid-C spot (US$/MWh)	US$75 to US$85
AECO gas price ($/GJ)	$1.75 to $2.25

Alberta spot price sensitivity: a +/- $1 per MWh change in spot price is expected to have a +/-$3 million impact on adjusted EBITDA for 2024.

Other assumptions relevant to the 2024 outlook

2024 Expectations
Energy Marketing gross margin	$110 million to $130 million
Sustaining capital	$130 million to $150 million
Corporate cash taxes	$95 million to $130 million
Cash interest	$240 million to $260 million

Hedging assumptions	Q2 2024	Q3 2024	Q4 2024	Full year 2025	Full year 2026
Hedged production (GWh)	1,983	2,249	2,153	4,614	3,215
Hedge price ($/MWh)	$85	$85	$85	$79	$80
Hedged gas volumes (GJ)	14 million	14 million	15 million	28 million	18 million
Hedge gas prices ($/GJ)	$2.80	$2.84	$2.80	$3.52	$3.67

Conference call

TransAlta will hold a conference call and webcast at 9:00 a.m. MDT (11:00 a.m. EDT) today, May 3, 2024, to discuss our first quarter 2024 results. The call will begin with an address by John Kousinioris, President and Chief Executive Officer, and Todd Stack, Executive Vice President, Finance and Chief Financial Officer, followed by a question and answer period for investment analysts and investors. A question and answer period for the media will immediately follow.

First Quarter 2024 Conference Call

Webcast link: https://edge.media-server.com/mmc/p/bs6yync3

A link to the live webcast will be available on the Investor Centre section of TransAlta’s website at https://transalta.com/investors/presentations-and-events/. To access the conference call via telephone, please register ahead of time using the call link here: https://register.vevent.com/register/BIae6c878522b348aca5e96eabffd10dd6. Once registered, participants will have the option of 1) dialing into the call from their phone (via a personalized PIN); or 2) clicking the “Call Me” option to receive an automated call directly to their phone.

Related materials will be available on the Investor Centre section of TransAlta’s website at https://transalta.com/investors/presentations-and-events/. If you are unable to participate in the call, the replay will be accessible at https://edge.media-server.com/mmc/p/bs6yync3. A transcript of the broadcast will be posted on TransAlta’s website once it becomes available.

Notes

(1) These items are not defined and have no standardized meaning under IFRS. Presenting these items from period to period provides management and investors with the ability to evaluate earnings (loss) trends more readily in comparison with prior periods’ results. Please refer to the Non-IFRS Measures section of this earnings release for further discussion of these items, including, where applicable, reconciliations to measures calculated in accordance with IFRS.
(2) Funds from operations ("FFO") per share and free cash flow ("FCF") per share are calculated using the weighted average number of common shares outstanding during the period. Refer to the Additional IFRS Measures and Non-IFRS Measures section of the MD&A for the purpose of these non-IFRS ratios.

Non-IFRS financial measures and other specified financial measures

We use a number of financial measures to evaluate our performance and the performance of our business segments, including measures and ratios that are presented on a non-IFRS basis, as described below. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from our unaudited interim condensed consolidated financial statements prepared in accordance with IFRS. We believe that these non-IFRS amounts, measures and ratios, read together with our IFRS amounts, provide readers with a better understanding of how management assesses results.

Non-IFRS amounts, measures and ratios do not have standardized meanings under IFRS. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from, as an alternative to, or more meaningful than, our IFRS results.

Adjusted EBITDA

Each business segment assumes responsibility for its operating results measured by adjusted EBITDA. Adjusted EBITDA is an important metric for management that represents our core operational results. Interest, taxes, depreciation and amortization are not included, as differences in accounting treatments may distort our core business results. In addition, certain reclassifications and adjustments are made to better assess results, excluding those items that may not be reflective of ongoing business performance. This presentation may facilitate the readers' analysis of trends.

Funds From Operations ("FFO")

FFO is an important metric as it provides a proxy for cash generated from operating activities before changes in working capital and provides the ability to evaluate cash flow trends in comparison with results from prior periods. FFO is a non-IFRS measure.

Free Cash Flow ("FCF")

FCF is an important metric as it represents the amount of cash that is available to invest in growth initiatives, make scheduled principal repayments on debt, repay maturing debt, pay common share dividends or repurchase common shares. Changes in working capital are excluded so FFO and FCF are not distorted by changes that we consider temporary in nature, reflecting, among other things, the impact of seasonal factors and timing of receipts and payments. FCF is a non-IFRS measure.

Non-IFRS Ratios

FFO per share, FCF per share and adjusted net debt to adjusted EBITDA are non-IFRS ratios that are presented in the MD&A. Refer to the Reconciliation of Cash Flow from Operations to FFO and FCF and Key Non-IFRS Financial Ratios sections of the MD&A for additional information.

FFO per share and FCF per share

FFO per share and FCF per share are calculated using the weighted average number of common shares outstanding during the period. FFO per share and FCF per share are non-IFRS ratios.

Reconciliation of these non-IFRS financial measures to the most comparable IFRS measure are provided below.

Reconciliation of Non-IFRS Measures on a Consolidated Basis

The following table reflects adjusted EBITDA by segment and provides reconciliation to earnings before income taxes for the three months ended March 31, 2024:

Three months ended March 31, 2024 millions	Hydro	Wind & Solar(1)	Gas	Energy Transition	Energy Marketing	Corporate	Total	Equity- accounted investments(1)	Reclass adjustments	IFRS financials
Revenues	112	139	433	217	52	—	953	(6)	—	947
Reclassifications and adjustments:
Unrealized mark-to-market gain	(5)	(21)	(91)	(6)	(3)	—	(126)	—	126	—
Realized gain (loss) on closed exchange positions	—	—	8	(1)	(19)	—	(12)	—	12	—
Decrease in finance lease receivable	—	1	4	—	—	—	5	—	(5)	—
Finance lease income	—	1	1	—	—	—	2	—	(2)	—
Unrealized foreign exchange gain on commodity	—	—	(1)	—	—	—	(1)	—	1	—
Adjusted revenues	107	120	354	210	30	—	821	(6)	132	947
Fuel and purchased power	6	9	142	166	—	—	323	—	—	323
Reclassifications and adjustments:
Australian interest income	—	—	(1)	—	—	—	(1)	—	1	—
Adjusted fuel and purchased power	6	9	141	166	—	—	322	—	1	323
Carbon compliance	—	—	40	—	—	—	40	—	—	40
Gross margin	101	111	173	44	30	—	459	(6)	131	584
OM&A	13	20	46	18	10	28	135	(1)	—	134
Taxes, other than income taxes	1	4	3	—	—	—	8	—	—	8
Net other operating income	—	(2)	(10)	—	—	—	(12)	—	—	(12)
Adjusted EBITDA(2)	87	89	134	26	20	(28)	328
Equity income										1
Finance lease income										2
Depreciation and amortization										(124)
Asset impairment reversals										(1)
Interest income										7
Interest expense										(69)
Foreign exchange loss and other										(3)
Earnings before income taxes										267

(1) The Skookumchuck wind facility has been included on a proportionate basis in the Wind and Solar segment.

(2) Adjusted EBITDA is not defined and has no standardized meaning under IFRS. Refer to the non-IFRS financial measures and other specified financial measures section in this earnings release.

The following table reflects adjusted EBITDA by segment and provides reconciliation to earnings before income taxes for the three months ended March 31, 2023:

Three months ended March 31, 2024 millions	Hydro	Wind & Solar(1)	Gas	Energy Transition	Energy Marketing	Corporate	Total	Equity- accounted investments(1)	Reclass adjustments	IFRS financials
Revenues	125	115	495	267	92	—	1,094	(5)	—	1,089
Reclassifications and adjustments:
Unrealized mark-to-market (gain) loss	(1)	—	(64)	(14)	16	—	(63)	—	63	—
Realized gain (loss) on closed exchange positions	—	—	(13)	—	(55)	—	(68)	—	68	—
Decrease in finance lease receivable	—	—	13	—	—	—	13	—	(13)	—
Finance lease income	—	—	4	—	—	—	4	—	(4)	—
Adjusted revenues	124	115	435	253	53	—	980	(5)	114	1,089
Fuel and purchased power	5	9	130	181	—	—	325	—	—	325
Reclassifications and adjustments:
Australian interest income	—	—	(1)	—	—	—	(1)	—	1	—
Adjusted fuel and purchased power	5	9	129	181	—	—	324	—	1	325
Carbon compliance	—	—	32	—	—	—	32	—	—	32
Gross margin	119	106	274	72	53	—	624	(5)	113	732
OM&A	12	17	41	17	14	24	125	(1)	—	124
Taxes, other than income taxes	1	3	4	1	—	—	9	—	—	9
Net other operating income	—	(2)	(11)	—	—	—	(13)	—	—	(13)
Adjusted EBITDA(2)	106	88	240	54	39	(24)	503
Equity income										2
Finance lease income										4
Depreciation and amortization										(176)
Asset impairment reversals										3
Interest income										15
Interest expense										(74)
Foreign exchange loss										(3)
Earnings before income taxes										383

(1) The Skookumchuck wind facility has been included on a proportionate basis in the Wind and Solar segment.

(2) Adjusted EBITDA is not defined and has no standardized meaning under IFRS. Refer to the non-IFRS financial measures and other specified financial measures section in this earnings release.

Reconciliation of cash flow from operations to FFO and FCF

The table below reconciles cash flow from operating activities to FFO and FCF:

	Three months ended
$ millions, unless otherwise stated	March 31, 2024	March 31, 2023
Cash flow from operating activities(1)	244	462
Change in non-cash operating working capital balances	(7)	(42)
Cash flow from operations before changes in working capital	237	420
Adjustments
Share of adjusted FFO from joint venture(1)	2	3
Decrease in finance lease receivable	5	13
Realized loss on closed exchange positions	(12)	(68)
Other(2)	7	6
FFO(3)	239	374
Deduct:
Sustaining capital(1)	1	(20)
Dividends paid on preferred shares	(13)	(13)
Distributions paid to subsidiaries’ non-controlling interests	(19)	(76)
Principal payments on lease liabilities	(1)	(2)
Other	(1)	—
FCF(3)	206	263
Weighted average number of common shares outstanding in the period	308	268
FFO per share(3)	0.78	1.40
FCF per share(3)	0.67	0.98

(1) Includes our share of amounts for Skookumchuck, an equity-accounted joint venture.
(2) Other consists of production tax credits, which is a reduction to tax equity debt, less distributions from the equity-accounted joint venture.
(3) These items are not defined and have no standardized meaning under IFRS. Refer to the non-IFRS Measures section in this earnings release.

The table below provides a reconciliation of adjusted EBITDA to FFO and FCF:

	Three months ended
$ millions, unless otherwise stated	March 31, 2024	March 31, 2023
Adjusted EBITDA(1)(4)	328	503
Provisions	—	3
Net interest expense(2)	(48)	(45)
Current income tax expense	(27)	(60)
Realized foreign exchange loss	(8)	(7)
Decommissioning and restoration costs settled	(7)	(7)
Other non-cash items	1	(13)
FFO(3)(4)	239	374
Deduct:
Sustaining capital(4)	1	(20)
Dividends paid on preferred shares	(13)	(13)
Distributions paid to subsidiaries’ non-controlling interests	(19)	(76)
Principal payments on lease liabilities	(1)	(2)
Other	(1)	—
FCF(4)	206	263

(1) Adjusted EBITDA is defined in the Additional IFRS Measures and non-IFRS Measures of this earnings release and reconciled to earnings (loss) before income taxes above.
(2) Net interest expense includes interest expense for the period less interest income.
(3) These items are not defined and have no standardized meaning under IFRS. FFO and FCF are defined in the Non-IFRS financial measures and other specified financial measures section in this earnings release and reconciled to cash flow from operating activities above.
(4) Includes our share of amounts for Skookumchuck wind facility, an equity-accounted joint venture.

TransAlta is in the process of filing its unaudited interim Consolidated Financial Statements and accompanying notes, as well as the associated Management’s Discussion & Analysis (“MD&A”). These documents will be available today on the Investors section of TransAlta’s website at www.transalta.com or through SEDAR at www.sedarplus.ca.

About TransAlta Corporation

TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. TransAlta provides municipalities, medium and large industries, businesses and utility customers with clean, affordable, energy efficient and reliable power. Today, TransAlta is one of Canada’s largest producers of wind power and Alberta’s largest producer of hydroelectric power. For over 112 years, TransAlta has been a responsible operator and a proud member of the communities where we operate and where our employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and the Future-Fit Business Benchmark, which also define sustainable goals for businesses. Our reporting on climate change management has been guided by the International Financial Reporting Standards (IFRS) S2 Climate-related Disclosures Standard and the Task Force on Climate-related Financial Disclosures (TCFD) recommendations. TransAlta has achieved a 66 per cent reduction in GHG emissions or 21.3 million tonnes CO2e since 2015 and received an upgraded MSCI ESG rating of AA.

For more information about TransAlta, visit our web site at transalta.com.

Cautionary Statement Regarding Forward-Looking Information

This news release contains "forward-looking information", within the meaning of applicable Canadian securities laws, and "forward-looking statements", within the meaning of applicable United States securities laws, including the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as "forward-looking statements"). In some cases, forward-looking statements can be identified by terminology such as "plans", "expects", "proposed", "will", "anticipates", "develop", "continue", and similar expressions suggesting future events or future performance. In particular, this news release contains, without limitation, statements pertaining to: the implementation of the Restructured Energy Market in Alberta; the Company's expectation for power prices and offer behaviour in the Alberta merchant market and the impact of the interim regulations on the Company; the Company’s enhanced share repurchase plans and the allocation of up to $150 million towards the repurchase of common shares of the Company in 2024; realizing the benefits of the water-sharing memorandum of understanding with the Government of Alberta; the Company’s aspirational Clean Electricity Growth Plan; the expected EBITDA to be generated from the transfer of PTCs (defined above) from the White Rock and the Horizon Hill wind projects; the common share dividend level through 2024; and the Company’s 2024 Outlook, including Adjusted EBITDA, free cash flow, annual dividend per share, as well as expectations pertaining to future hedge levels, sustaining capital, energy marketing gross margin, power and gas prices, cash interest and corporate cash taxes.

The forward-looking statements contained in this news release are based on many assumptions including, but not limited to, the following material assumptions: no significant changes to applicable laws and regulations beyond those that have already been announced; those assumptions contained in the Company’s 2024 Outlook, including as it pertains to power and gas prices and expected hedge levels; no material adverse impacts to long-term investment and credit markets; no significant changes to the decommissioning and restoration costs; no significant changes to the integrity and reliability of our assets; and no significant changes to the Company's debt and credit ratings. Forward-looking statements are subject to a number of significant risks, and uncertainties that could cause actual plans, performance, results or outcomes to differ materially from current expectations. Factors that may adversely impact what is expressed or implied by forward-looking statements contained in this news release include, risks relating to: fluctuations in power prices, including merchant pricing in Alberta, Ontario and Mid-Columbia; supply chain disruptions impacting major maintenance and growth projects; reductions in production; restricted access to capital and increased borrowing costs, including any difficulty raising debt, equity or tax equity, as applicable, on reasonable terms or at all; labour relations matters, reduced labour availability and the ability to continue to staff our operations and facilities; reliance on key personnel; disruptions to our supply chains, including our ability to secure necessary equipment; force majeure claims; our ability to obtain regulatory and any other third-party approvals on the expected timelines or at all in respect of our growth projects; long term commitments on gas transportation capacity that may not be fully utilized over time; adverse financial impacts arising from the Company's hedged positions; risks associated with development and construction projects, including as it pertains to real property, disputes with contractors and potential delays in the construction or commissioning of such projects; significant fluctuations in the Canadian dollar against the US dollar and Australian dollar; changes in short-term and long-term electricity supply and demand; counterparty credit risk and a higher rate of losses on our accounts receivables; impairments and/or write-downs of assets; adverse impacts on our information technology systems and our internal control systems, including cybersecurity threats; commodity risk management and energy trading risks, including the effectiveness of the Company’s risk management tools associated with hedging and trading procedures to protect against significant losses; an inability to contract our generation for prices that will provide expected returns and to replace contracts as they expire; changes to the legislative, regulatory and political environments in the jurisdictions in which we operate; environmental requirements and changes in, or liabilities under, these requirements; disruptions in the transmission and distribution of electricity; the effects of weather, including man-made or natural disasters, and climate-change related risks; increases in costs; reductions to our generating units’ relative efficiency or capacity factors; disruptions in the source of fuels, including natural gas, coal, water, solar, or wind resources required to operate our facilities; any inability to receive all required regulatory approvals for the acquisition of Heartland Generation Ltd. and the risk that the closing of such transaction could be delayed or not occur; failure to meet financial expectations, including any failure to meet our 2024 Outlook; general domestic and international economic and political developments, including armed hostilities, the threat of terrorism, adverse diplomatic developments or other similar events; equipment failure and our ability to carry out or have completed the repairs in a cost-effective and timely manner or at all; industry risk and competition in the business in which we operate; structural subordination of securities; inadequacy or unavailability of insurance coverage; our provision for income taxes and any risk of reassessment; and legal, regulatory and contractual disputes and proceedings involving the Company; and other risks and uncertainties discussed in the Company's materials filed with the securities regulatory authorities from time to time and as also set forth in the Company's Management Discussion and Analysis and Annual Information Form for the year ended Dec. 31, 2023. Readers are urged to consider these factors carefully in evaluating the forward-looking statements, which reflect the Company's expectations only as of the date hereof and are cautioned not to place undue reliance on them. The purpose of the financial outlooks contained herein is to give the reader information about management's current expectations and plans and readers are cautioned that such information may not be appropriate for other purposes. The forward-looking statements included in this document are made only as of the date hereof and we do not undertake to publicly update these forward-looking statements to reflect new information, future events or otherwise, except as required by applicable laws.

Note: All financial figures are in Canadian dollars unless otherwise indicated.

For more information:

Investor Inquiries:	Media Inquiries:
Phone: 1-800-387-3598 in Canada and US	Phone: 1-855-255-9184
Email: investor_relations@transalta.com	Email: ta_media_relations@transalta.com